Press release

For Immediate Release: 6th October, 2006

Announcement of Arcelor Mittal financial calendar

Today, Arcelor Mittal announces the financial calendar for 2007 and the remainder of 2006.

Earning results announcement

7th November 2006	Results for 3rd quarter 2006 and 9 months 2006
21st February 2007	Results for 4th quarter 2006 and 12 months 2006
16th May 2007	Results for 1st quarter 2007
1st August 2007	Results for 2nd quarter 2007 and 6 months 2007
14th November 2007	Results for 3rd quarter 2007 and 9 months 2007

Dividend payment

15th December 2006	Quarterly dividend (old policy)
15th March 2007	1st quarterly payment of base dividend (new policy)
15th June 2007	2nd quarterly payment of base dividend (new policy)
17th September 2007	3rd quarterly payment of base dividend (new policy)
17th December 2007	4th quarterly payment of base dividend (new policy)

Contact at Investor Relations

Continental Europe	+352 4792 2414
UK/Asia/Africa	+44 207 543 1172
Americas	+1 312 899 3569
Retail	+352 4792 2434
SRI	+352 4792 2902